EXHIBIT 99.1

Norsk Hydro: Sale of Shares to Employees

OSLO, Norway, April 24, 2007 (PRIME NEWSWIRE) -- Following a total shareholder return on the Hydro share of 43 percent in 2006, the employees of Norsk Hydro ASA have once again been offered to purchase Hydro shares with a value of NOK 12,000 at a 50 percent discount. This is a general arrangement offered to employees in Norway where 88 percent of the employees entitled to the offer have subscribed, and have been allocated 61 shares at NOK 97.73 per share.

The total number of shares allocated is 621,346. The terms are according to Hydro's share purchase plan for employees in Norway where at least a 12 percent total shareholder return is required to obtain the 50 percent discount. Norsk Hydro ASA holds 59,658,224 own shares after this transaction, and the number of outstanding shares is 1,226,797,231.

The following primary insiders have under the above mentioned scheme acquired shares:

 - President and CEO Eivind Reiten, acquired 61 shares, new holding is 68,456 shares.
 - Executive Vice President John Ove Ottestad, acquired 61 shares, new holding is 41,441 shares.
 - Executive Vice President Tore Torvund, acquired 122 shares, new holding is 38,702 shares. Including closely related parties.
 - Executive Vice President Torstein Dale Sjoetveit, acquired 122 shares, new holding is 7,112 shares. Including closely related parties.
 - Executive Vice President Svein Richard Brandtzaeg, acquired 61 shares, new holding is 8,851 shares.
 - Executive Vice President Cecilie Ditlev-Simonsen, acquired 61 shares, new holding is 4,146 shares.
 - Executive Vice President Odd Ivar Biller, acquired 61 shares, new holding is 9,606 shares.
 - Company Secretary Benedikte Bjoern, acquired 61 shares, new holding is 391 shares.
 - Employee representative to the Board of Directors Terje Friestad, acquired 61 shares, new holding is 1,431 shares.
 - Employee representative to the Board of Directors Geir Nilsen, acquired 61 shares, new holding is 526 shares.
 - Employee representative to the Board of Directors Sten Roar
   Martinsen, acquired 61 shares, new holding is 136 shares.

CONTACT:  Norsk Hydro ASA
          Press contact:
          Tor Steinum
            +47 22532731
            +47 95083933,  Cellular
            Tor.Steinum@hydro.com
          Investor contact:
          Stefan Solberg
            +47 22539280
            +47 91727528,  Cellular
            Stefan.Solberg@hydro.com

          Norsk Hydro ASA
          Drammensveien 264 N-0240
          Oslo, Norway
            +47 22538100
            Fax: +47 22532725
            www.hydro.com